SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 7, 2004

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

164 83 Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone company, dated April 6, 2004; Carl-Henric Svanberg’s speech at the Ericsson Annual General Meeting.

Carl-Henric Svanberg’s speech at the Ericsson Annual General Meeting,

April 6, 2004

Ladies and Gentlemen, dear shareholders

We have an exciting, intensive and gratifying year behind us. Exciting because we see new services introduced and 3G roll out. Intensive because we continued to reduce costs and increase revenues. Gratifying because we are through restructuring, we are showing profit and can turn our energy forward.

Despite the crisis we have gone through we have strengthened our leadership position within the telecom industry. We have taken market share within all of our important areas. We are the leading player in both GSM and the 3G-technology WCDMA with over 30 and 40 percent market share respectively. We continue to grow within the other 3G-technology called CDMA2000 that was developed in the USA.

We are the leader in mobile services. And no competitor can come close to our ability to design, build and optimize networks. Therefore as Ericsson’s leader, I am proud today and I am grateful.

I would like to give a big thank-you to all of my 50,000 colleagues within Ericsson.

Without your professionalism and perseverance we would not have managed this. Every time I leave a meeting with staff, whether it is in Atlanta, Moscow, New Delhi or at Torshamnsgatan in Kista, I’m filled with the same thought – this company is filled with commitment, competence and determination. Thank you for many years of loyal and target-oriented work!

Let me now look back on the year that has passed.

The first thing I would like to point out is of course our successful cost-savings. There has never been such comprehensive restructuring in Swedish industry. The foundation for this achievement was laid by my predecessor Kurt Hellström, and driven by our chief operating officer Per-Arne Sandström.

When we began the cost-saving effort in 2001 our annual expenses were SEK 88 billion. At year-end our expenses were SEK 37 billion. We have saved more than SEK 50 billion. Or SEK one-half billion per week for 100 weeks. This was made possible by consistently following a clear strategy.

When Kurt and Per-Arne began the headcount reductions it was already clear what had to be done.

Firstly, we knew that we must build on our technical leadership. One-third of our employees work within research and development and today we have over 12,000 patents.

Secondly, we knew that our competitive edge has historically been our global presence. In 1881 we began our business in Russia, in 1892 we sold telecommunications equipment in Shanghai and Calcutta, and in 1903 we began manufacturing in Mexico. Today we are in over 140 countries. We haven’t changed this.

Thirdly, our absolute strength is our strong and close customer relationships. 18 of the world’s 20 largest operators are our customers. 40 percent of all mobile phone calls in the world are connected via our systems.

During the headcount reductions we have systematically taken one area at a time. We have not allowed ourselves to be stressed or do things out of order. Therefore I want to address a special thank you to Kurt and Per-Arne.

Kurt retired at the end of last year and now Per-Arne has decided to retire and leave the company this summer. A great thank you to you both for your contributions and your perseverance and commitment in saving Ericsson.

Dear shareholders, one year ago I stood here and described our priorities. We would reach profit again regardless of whether the market continued to decline. We have done it. And we exceeded expectations with a profit margin of 41.6 percent in the fourth quarter. And we will continue to work with our costs, our effectiveness and our margins.

Furthermore we had to ensure our financial strength. We reached a cash flow last year of nearly SEK 20 billion, and today we are debt-free with net cash of SEK 27 billion. We can proudly say that everyone in Ericsson was part of this historic effort. We have transformed the company.

Simultaneously we have rolled out advanced technology and new services to our customers. And we are, and have always been, the driving force in our industry. Thanks to the recent years’ restructuring we have a solid base to stand on. We are well equipped.

But we cannot be satisfied with this. We continue with cost-effectiveness and control.

At this stage we have also taken the opportunity to review our control systems, our ways of working and our core values. A concrete example is the Code of Conduct, which we have distributed to you today.

In this document we have assembled our core values and principles for business ethics and how we act in society. Let me continue with a few more words on cost-effectiveness.

You have most likely noticed that there is much discussion about price pressure in the telecom industry. But price pressure is nothing new. We have lived with it for quite some time. And it is not worse than in any other competitive industry. But to be the most profitable, one must also be the most cost-effective.

A cost-effective company will never experience price pressure as anything negative. We continue therefore to work more simply and effectively. No company should be able to beat us when it comes to cost-effectiveness. Managers have a great responsibility to drive this effort.

Our managers are appointed for what they will do, not for what they have done. To create simplicity means that we also review our entire supply chain. From how we buy a microchip to how we install services that make it possible to send images over the telephone.

Another example is that we are reducing the number of technical platforms we use. The leading 3G-technologies in the world today are WCDMA and CDMA2000. We are the only company in the world that can handle both technologies. And now we are building both solutions on the same platform. With that we will have a great operational advantage that no other system vendor can match.

I know that there are many employees sitting here today. And many former employees who were forced to leave the company. I know you wonder if what I described implies more lay-offs in Sweden. But I can now state that we have most of this behind us and only a few minor adjustments remain.

This can amount to lay-offs for a few hundred people. At the same time, I cannot of course guarantee that there will never be more lay-offs. Despite the lay-offs, we are still a large company with approximately 50,000 employees. And we will continue to work as effectively and simply as possible.

Let me share some reflections on the telecom industry. The fundamental growth in the industry is healthy. Over the past years one half million new subscribers have been added every day. In China alone, subscribers increase by five million every month. China has historically been our second largest market. USA has the leading position.

In many regions of the world we see mobile phone penetration is extremely high. For example in Western Europe, parts of the USA and Asia. In these regions mobile penetration is close to 80 percent or more. And we can see that those who already have mobile phones use them even more. Not only for voice but also to send text and images and other new services. And each day our joint venture, Sony Ericsson reports new successes with its camera telephones.

Let me take the opportunity to say a few words about Sony Ericsson. When we created the company together with Sony in 2001 we were convinced of our knowledge in mobile communications and Sony’s knowledge in consumer technology would be a strong combination. And we were right.

Last year Sony Ericsson reported a nice result. And this year at the major telecom trade show 3GSM in Cannes, Sony Ericsson’s T610 was awarded the prestigious prize for the world’s best telephone.

The T610 is a good example of how today’s telephones have more functionality. We also see that people are beginning to change the way they communicate. We now have a telephone, a camera and a music player all in one. And we see new functionality continuing to develop. Ultimately it is about what people need to communicate. We humans want to share our experiences, both verbally and with images.

This year 3G is being rolled out. We will be part of 46 WCDMA networks around the world by year end. Yesterday we announced a new 3G contract with the operator ONE in Austria. And as recently as last week the first 3G-call took place in Vietnam.

Now 3G with broadband to our mobile phones will be launched around the world. To give you an idea of what services in our phones we are talking about, I have asked Gunilla Fransson to join us today.

Gunilla is head of Service Layer. An area that we believe will have increasing importance for us. Please welcome Gunilla with a warm round of applause.

Thank you Gunilla!

I hope that you are as enthusiastic as I am over the benefits and gratification, that the new generation of mobile telephony can offer.

Let me continue to discuss the growth we see ahead of us.

Beside the ongoing roll out of 3G we see a continued strong demand for the second generation mobile systems GSM and CDMA. 80 percent of the world’s population still lacks a telephone. Consequently the potential for GSM and CDMA is huge.

In order to stimulate demand we have developed a solution for rural areas. We call this solution Ericsson Expander. With Expander each base station covers a wider geographical area than any other similar technology. Consumers previously unprofitable for operators can now become profitable ones. Therefore operators can motivate building coverage in rural areas for consumers only willing to pay the equivalent of SEK 25-30 per month. We see great potential for Expander in Asia, Russia as well as in the USA and Australia.

Today we have 1.3 billion mobile subscribers worldwide. We believe that with Expander that number can grow to three billion subscribers. With Expander, people who have never had TV, telephones or computers can now have contact with the rest of the world.

Recently I met India’s ambassador Chitra Narayanan. She described to me very concretely what mobile telephony could do for a remotely situated village in India. Women in villages often buy one mobile telephone the entire village can use to keep in touch with the outside world. For many people this mobile phone is their only possibility to have contact with the outside world.

This is just one good example of how we are driving and shaping the telecommunications industry. We create contact between people and contribute to growth and the development of democracy.

Another area where we see good growth opportunities is in services. That is to say, our professional services within the business unit Global Services.

This is also an example of how we drive the telecommunications industry by establishing new business models with operators. Today we help operators to design, build, optimize and maintain their networks.

We also go in and manage network operations. In this way operators can reduce their operational costs and spend more time developing their business and customer care. Operators have great demand for this because of the speed and complexity of technological development.

Today we are the largest provider of services in the telecom industry. More than one quarter of our employees work within this area, and we support networks with more than half a billion subscribers.

Today professional services accounts for 16 percent of our total revenue, and we expect the area to continue to show good growth.

We also aim to grow within the enterprise segment. Today 180 million Europeans have jobs that require mobility – everyone from handymen, service technicians and sales people to workers within home care and emergency medicine. Today, only 10 percent of them utilize mobile technology in their daily work. And that is just the beginning.

It isn’t only about talking on the telephone, it is just as important to reach databases, read emails and update calendars on telephones. And in critical situations, the availability of image and voice communications can save lives. The consequence for us as a telecommunications vendor is that we cannot only be a technology leader and work most effectively. We must also be the best at understanding society and consumer needs. And together with operators – in close partnership – develop our technology so that we can meet society and consumer needs.

As we know technical development is rapid within the telecommunications industry. One third of our products have been introduced during the last 12 months. And remember that the new products must be compatible with the oldest products and they also have to work with products from our competitors, in one global seamless network. And the maximum down time, planned or unplanned, for a network is a couple of minutes per year. This is the challenge of the industry. And this is what makes the telecoms industry so existing and unique.

Therefore we must always be on the cutting edge. We can never rest.

Lars Magnus Ericsson founded the company almost 130 years ago. Since then we have been driven by the conviction that communication is a basic human need. Our challenge has always been to understand how people want to communicate and how we can offer technology to make that possible.

For those who use the phone at work, we can increase productivity. For those who have a telephone for personal use, we can increase quality of life. We know that a person wants to be reached and make contact, wherever she is. Therefore our vision is of reachability and ease-of-use. We should always be able to decide when we want to communicate. We should be able to call wherever, whenever, regardless of where we are. And is should be easy.

We know that there is always some doubt about new technology. For example when the radio was introduced, or the TV, or the color TV, or the mobile telephone. Today, none of us can imagine being without any of these things.

In closing, dear shareholders, a few words about our strong financial position. We have one of the industry’s strongest financial positions. We are debt-free and have net cash of SEK 27 billion. We have kept the majority of the 2002 rights offering.

This is an important strength knowing the challenges and opportunities that lie ahead for us. Naturally it is you we must thank for this. Without your support for the rights offering, we would not have had such a strong financial position. In light of the successes with cost savings, one could say that the rights offering was unnecessary. But dear shareholders, during 2002 we were in a critical stage at which customers threatened to leave us if we couldn’t guarantee our survival. Thanks to your support our customers remained and we continue to be the world’s leading telecommunications provider.

We are the leading player in all dominant mobile technologies. We are leading in the growing service sector. We are leading in mobile services. We have a large installed base in fixed-line and broadband. And we are stronger than ever.

Before I conclude, I would like to review our priorities. Some I have mentioned:

- We will create growth through our good customer relationships, our global presence and our technical leadership.

- No one will beat us in cost-effectiveness.

And I would also add:

- We will deliver such good profitability next year that the Board of Directors is able to consider paying dividends to you.

Dear shareholders, I look forward to meeting you again next year. Then I can describe how we have met this year’s priorities.

Thank you for your attention!

Ericsson is shaping the future of Mobile and Broadband Internet communications through its continuous technology leadership. Providing innovative solutions in more than 140 countries, Ericsson is helping to create the most powerful communication companies in the world.

Read more at http://www.ericsson.com/press

Last published 07 April 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist Senior Vice President and General councel

By:	/s/ HENRY STÉNSON
Henry Sténson Senior Vice President Corporate Communications

Date: April 7, 2004